             (KIRKLAND & ELLIS LLP AND AFFILIATED PARTNERSHIPS LOGO)



                              153 East 53rd Street
                            New York, New York 10022

   Joshua N. Korff
To Call Writer Directly:          212-446-4800
     212 446-4943                                                  Facsimile:
  jkorff@kirkland.com            www.kirkland.com                 212-446-4900


                                 March 7, 2007




VIA EDGAR AND OVERNIGHT DELIVERY


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:      William Bennett
                Robert Carroll
                Kathleen Krebs
                Kyle Moffatt
                Larry Spirgel


         Re:    CLEARWIRE CORPORATION
                SUPPLEMENTAL CORRESPONDENCE DATED FEBRUARY 26, 2007 TO THE REGISTRATION STATEMENT ON FORM S-1
                FILE NO. 333-139468

Ladies and Gentlemen:

         On behalf of our client, Clearwire Corporation, a Delaware corporation (the "Company"), we are providing information in response to the comments in the letter to Mr. Broady R. Hodder, the Company's Vice President and General Counsel, dated March 5, 2007 from the staff of the Commission (the "Staff") regarding the Company's Registration Statement on Form S-1 filed December 19, 2006, as amended by Amendment No. 1 to the Registration Statement on Form S-1 filed on January 8, 2007 and as further amended by Amendment No. 2 to the Registration Statement filed on January 29, 2007, as further amended by Amendment No. 3 to the Registration Statement filed on February 13, 2007 and as further amended by Amendment No. 4 to the Registration Statement filed on February 20, 2007.

         We have referenced the appropriate page number of the prospectus contained in the Registration Statement in our responses contained herein. The numbered paragraphs below set forth the Staff's comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.



London      Los Angeles      New York       San Francisco       Washington, D.C.



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                           (KIRLAND & ELLIS LLP LOGO)


Clearwire Corporation
March 7, 2007
Page 2


1. STAFF'S COMMENT: You state in your correspondence dated February 26 that due to a number of variables that must be considered in determining which markets to enter, you are often unable to forecast your launch plans with respect to any specific market with certainty. However, in light of your growth projections and management's expectations of launching into additional markets in the U.S. and Europe during 2007 and 2008, it seems clear that you have targeted specific markets for expansion during the next two years. Therefore, we reissue our prior comment with the understanding that the identification of your potential new markets may be accompanied by appropriate cautionary language outlining the possible risks that could derail your expansion plans.

     RESPONSE: Please be advised that the Company has revised the disclosure on pages 65 and 67 in response to the Staff's comment.



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                           (KIRLAND & ELLIS LLP LOGO)


Clearwire Corporation
March 7, 2007
Page 3


2. Staff's Comment: We are still considering your response to comment number two in our letter dated February 22, 2007.

     RESPONSE: We have been informed that the Staff has no further comments with respect to the Company's response to comment number two in the Staff's letter dated February 22, 2007.

                                    * * * * *



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                           (KIRLAND & ELLIS LLP LOGO)


Clearwire Corporation
March 7, 2007
Page 4


         We hope that the foregoing has been responsive to the Staff's comment. If you have any questions related to this letter, please contact me at (212) 446-4943.


                                                   Sincerely,


                                                   /s/Joshua N. Korff
                                                   ------------------
                                                   Joshua N. Korff




Enclosure


cc:      Broady R. Hodder, Vice President and General Counsel, Clearwire Corporation
         Larry Hile, Deloitte & Touche LLP
         Marcus J. Williams, Davis Wright Tremaine LLP
         William H. Hinman, Jr., Simpson Thacher & Bartlett LLP